NERDY INC.

101 S. Hanley Rd., Suite 300

St. Louis, Missouri 63105

VIA EDGAR

October 20, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs

Re:	Nerdy Inc.
Acceleration Request for Registration Statement on Form S-1 Filed October 15, 2021
File No. 333-260266

Acceleration Request

Requested Date: Friday, October 22, 2021
Requested Time: 4:01 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Nerdy Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 22, 2021, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Evyn W. Rabinowitz at (212) 459-7146. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Evyn W. Rabinowitz, by email to ERabinowitz@goodwinlaw.com or by facsimile to (212) 355-3333.

If you have any questions regarding this request, please contact Evyn W. Rabinowitz of Goodwin Procter LLP at (212) 459-7146.

Sincerely,

NERDY INC.

/s/ Christopher C. Swenson
Christopher C. Swenson Chief Legal Officer and Corporate Secretary

cc:	John M. Mutkoski, Goodwin Procter LLP
Evyn W. Rabinowitz, Goodwin Procter LLP